Exhibit (a)(5)(E)

THIS CASE IS SUBJECT TO
MANDATORY ELECTRONIC FILING
PURSUANT TO RULE 308 OF THE LOCAL RULES
OF THE SUPERIOR COURT OF CALIFORNIA, COUNTY OF ORANGE

LAW OFFICE OF DAVID E. BOWER
David E. Bower, Esq. SBN 119546	FILED
600 Corporate Pointe, Suite 1170	SUPERIOR COURT OF CALIFORNIA
Culver City, CA 90230-7600	COUNTY OF ORANGE
Mailing Address	CENTRAL JUSTICE CENTER
9854 National Boulevard # 384
Los Angeles, CA 90034	MAY 22 2009
Tel: 310/839-0442
Fax: 310-558-3005	ALAN CARLSON, Clerk of the Court

LEVI & KORSINSKY, LLP	BY C. PEDRAZA , DEPUTY
Joseph Levi, Esq.
Juan E. Monteverde, Esq.
30 Broad Street, 15th Floor	JUDGE DAVID C. VELASQUEZ
New York, New York 10004	DEPT. CX101
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA

ORANGE COUNTY

RICHARD HARTMAN and BRYAN	Case No.	30-2009
BURNETT, individually and on behalf of all others		00270784
similarly situated,
Plaintiffs,	CIVIL ACTION

v.	CLASS ACTION COMPLAINT

TIMOTHY WALBERT, MICHAEL GREY, JOHN MCKEARN, ROBERT BECK, EDWARD PENHOET, GREGORY TIBBITTS, IDM PHARMA, INC., TAKEDA AMERICA HOLDINGS INC., AND JADE SUBSIDIARY CORPORATION,

Defendants.

Plaintiffs, by their attorneys, alleges upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1.             Plaintiffs bring this action on behalf of the public stockholders of IDM Pharma, Inc. (“IDM Pharma” or the “Company”) against Defendants, IDM Pharma and its Board of Directors

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Takeda America Holdings, Inc. and Jade Subsidiary Corporation (collectively “Takeda”), plan to acquire all the outstanding shares of IDM Pharma through a cash tender offer by means of an unfair process and at the unfair price of $2.64 per share in cash for each share of IDM Pharma common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $66 million.

PARTIES

2.               Plaintiffs are, and have been at all relevant times, the owners of shares of common stock of IDM Pharma.

3.               IDM Pharma is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 9 Parker, Suite 100 Irvine, California 92618, and is a biopharmaceutical company that engages in the development of cancer products that either destroy cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response. The Company’s products include L-MTP-PE, known as MEPACT, a liposomal muramyl-tripeptide phosphatidylethanol- amine, for the treatment of osteosarcoma; BEXIDEM, a Phase II clinical trial completed product for the treatment of bladder cancer; UVIDEM, which is in Phase II clinical trials for the treatment of melanoma; IDM-2101 that is in Phase II clinical trials for the treatment of non-small cell lung cancer; and COLLIDEM, which is in Phase I/II clinical trials for the treatment of colorectal cancer..

4.             Defendant Timothy Walbert (“Walbert”) has been the President, Chief Executive Officer, and a Director of the Company since 2007.

5.             Defendant Michael Grey (“Grey”) has been the Non-Executive Chairman of the Board of the Company since 2007.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

6.             Defendant John McKearn(“McKearn”) has been a Director of the Company since 2000.

7.             Defendant Robert Beck (“Beck”) has been a Director of the Company since 2005.

8.             Defendant Edward Penhoet (“Penhoet”) has been a Director of the Company since 2007.

9.             Defendant Gregory Tibbitts (“Tibbitts”) has been a Director of the Company since 2008.

10.           Defendants referenced in ¶¶ 4 through 9 are collectively referred to as Individual Defendants and/or the IDM Pharma Board. The Individual Defendants as officers and/or directors of IDM Pharma, have a fiduciary relationship with Plaintiffs and other public shareholders of IDM Pharma and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

11.           Defendant Takeda is a New York Corporation that is a subsidiary of Takeda Pharmaceutical Company Limited. Takeda Pharmaceutical Company Limited, a company located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals.

12.           Defendant Jade Subsidiary Corporation is a Delaware Corporation wholly owned by Takeda that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

13.           By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of IDM Pharma and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

14.           Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a)             adversely affects the value provided to the corporation’s shareholders;

(b)             favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)             contractually prohibits them from complying with their fiduciary duties;

(d)             will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)             will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

15.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of IDM Pharma, are obligated to refrain from:

(a)             participating in any transaction where the Directors or officers’ loyalties are divided;

(b)             participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)             unjustly enriching themselves at the expense or to the detriment of the public shareholders.

16.           Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of IDM Pharma, or are aiding and abetting others in violating those duties.

17.           Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

18.           In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

19.           During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Takeda to attempt to eliminate the public shareholders’ equity interest in IDM Pharma pursuant to a defective sales process, and (ii) permit Takeda to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

20.           Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

21.                                 Plaintiffs bring this action on its own behalf and as a class action on behalf of all owners of IDM Pharma common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22.                                 This action is properly maintainable as a class action for the following reasons:

(a)                                  the Class is so numerous that joinder of all members is impracticable. As of May 20, 2009, IDM Pharma has approximately 25.28 million shares outstanding.

(b)                                 questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                     Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii)                                 Are the Individual Defendants, in connection with the Proposed Transaction of IDM Pharma by Takeda, pursuing a course of conduct that does not maximize IDM Pharma’s value in violation of their fiduciary duties;

(iii)                            Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv)                              Have IDM Pharma and Takeda aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(v)                                 Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)                                  Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)                                 Plaintiffs’ claims are typical of those of the other members of the Class.

(e)                                  Plaintiffs have no interests that are adverse to the Class.

(f)                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)                                 Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

23.                                 The Company’ lead product is MEPACT® (“MEPACT”), an immune system stimulant for the treatment of osteosarcoma, a rare aggressive bone tumor that occurs primarily in adolescents and young adults.

24.                                 Just two months before the Proposed Transaction was announced, the Company reached a major milestone achieving regulatory approval to market MEPACT in the European Union. On March 9, 2009, the Company announced that the European Commission has formally granted a Centralized marketing authorization for MEPACT. The Centralized marketing authorization allows MEPACT to be marketed in the 27 Member States of the European Union, as well as in Iceland, Liechtenstein and Norway. Under European pharmaceutical legislation, MEPACT is entitled to a period of 10 years market exclusivity in respect of the approved indication.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

25.                                 The Company was excited about the prospect of this achievement, stating in a press release:

“Today’s approval of MEPACT is a significant milestone for physicians and patients in Europe, giving them access to the first new osteosarcoma treatment option in 20 years,” said Timothy P. Walbert, president and chief executive officer, IDM Pharma. “As our lead product candidate and first to receive approval, this is also a major milestone for IDM Pharma. We look forward to amending the New Drug Application (NDA) for mifamurtide in the United States and continuing to work toward bringing this important treatment to market in the U.S.”

26.                                 On May 11, 2009, the Company announced that the marketing efforts of MEPACT in Europe had made good progress:

“We made good progress in our pre-launch activities for MEPACT in Europe during the first quarter,” said Timothy P. Walbert, president and chief executive officer, IDM Pharma. “We continue to focus on MEPACT pre-launch activities while working with our financial advisor to complete our strategic review process to enhance shareholder value.”

27.                                 Then, just a week later, in a press release dated May 18, 2009, Company announced that it had entered into an agreement to be acquired by Takeda through a tender offer, stating:

Osaka, Japan, and Irvine, California, May 18, 2009 - Takeda Pharmaceutical Company Limited (TSE: 4502) and IDM Pharma, Inc. (NASDAQ: IDMI) today announced that Takeda America Holdings, Inc., a wholly-owned subsidiary of Takeda (Takeda America), and IDM Pharma have entered into an agreement for Takeda America to acquire IDM Pharma. Takeda America has established Jade Subsidiary Corporation as a wholly-owned subsidiary to effect that transaction. Under the agreement, Takeda America will purchase all of IDM Pharma’s outstanding shares for US$2.64 per share in an all cash tender offer followed by a merger.

Millennium: The Takeda Oncology Company, Takeda’s business unit responsible for global oncology strategy and development, will have global development responsibility for MEPACT®, IDM Pharma’s primary asset, and Takeda Pharmaceuticals Europe Ltd. will be responsible for commercializing MEPACT in Europe.

IDM Pharma received European marketing approval for MEPACT (mifamurtide), a therapy indicated for the treatment of non-metastatic osteosarcoma (malignant bone cancer) following surgical removal of the tumor (resection) in children, adolescents and young adults. Osteosarcoma is a rare and often fatal disease, with approximately 1,200 new cases diagnosed in Europe each year. The disease affects primarily children and young adults. The European Commission formally granted a centralized

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

marketing authorization for MEPACT on March 6, 2009, allowing it to be marketed in the 27 EU member states, as well as in Iceland, Liechtenstein and Norway.

“MEPACT delivers a demonstrated survival advantage for young patients with a specific type of bone cancer and provides Takeda with an approved therapy that contributes immediately to our top-line growth,” said Erich Brunn, CEO of Takeda Pharmaceuticals Europe Limited, Takeda’s wholly-owned UK-based subsidiary for overseeing pan-European sales and marketing. “We envisage that the product will become a key driver in enhancing our European oncology franchise.”

“The European approval of MEPACT was the result of decades of research and most importantly the dedication of patients and their families whose involvement in the Phase 3 clinical trial was integral to providing access to the first new osteosarcoma treatment in more than 20 years,” added Timothy P. Walbert, president and chief executive officer IDM Pharma. “Our goal has been to improve the lives of cancer patients by developing therapies that meet significant unmet treatment needs — Takeda shares this goal. We expect that the significant progress we’ve made with MEPACT during the last two years will continue to be met in osteosarcoma and other difficult to treat cancers.”

28.                                 On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

THE PRICE IS UNFAIR

29.                                 In the few months prior to the Proposed Transaction, IDM Pharma stock had been trading well in excess of the Proposed Transaction offer price of $2.64. In fact, the Company’s shares traded above $2.60 per share as recently as March 23, 2009 and above $3.40 per share as recently as September 22, 2008. The recent dip in IDM Pharma’s stock price to $1.70 per share on May 15, 2009 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THE PRECLUSIVE DEAL PROTECTION DEVICES

30.                                 As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

31.                                 Moreover, Defendants agreed to such terms without any hard evidence that they sought a third party buyer for IDM Pharma and no evidence that IDM Pharma’s Directors shopped the Company in order to obtain the best possible (higher) price for IDM Pharma’s shareholders.

32.                                 First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the IDM Pharma Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $2,250,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

33.                                 Section 7.1(a) of the Merger Agreement provides a limited situation under which the IDM Pharma Board may enter into discussions and negotiations for a competing unsolicited bid, only after “the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law, in response to a bona fide, unsolicited written Acquisition Proposal made or received after the date of this Agreement that the Company Board reasonably determines in good faith after consultation with outside counsel and the Financial

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Advisor or a nationally recognized independent financial advisor is, or may reasonably be expected to lead to, a Superior Proposal.”

34.                                           Further, Section 7.1(b), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “(1) (A) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable law, but only at a time that is prior to the Specified Time and is after the fourth business day following the Parent’s receipt of written notice (an “Adverse Recommendation Notice”) advising the Parent that the Company Board intends to withdraw or modify the recommendation (and the manner and timing in which it intends to do so), and (B) the Company provides the Parent with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement and negotiates in good faith with the Parent with respect thereto during the four business day period after the Parent has received the Adverse Recommendation Notice, in each case as would enable the Company Board or committee thereof to maintain in effect its recommendation in favor of this Agreement, the Offer and the Merger, (2) if such withdrawal is due to the existence of a Superior Proposal, (x) the Company has complied with the requirements of Section 7.1(c), including specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (y) the Parent shall not have within four business days of the receipt of the Adverse Recommendation Notice made an offer or proposal that the Company Board determines in good faith (after consultation with its financial and legal advisors) to be at least as favorable to the Company’s stockholders from a financial point of view as such Superior Proposal, and (3) if such withdrawal is not due to the existence of a Superior Proposal, the Parent shall not have within four business days of the receipt of the Adverse Recommendation Notice made an offer or proposal that the Company Board determines in good faith (after consultation with its financial

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

and legal advisors) would enable the Company Board or committee thereof to maintain in effect its recommendation in favor of this Agreement, the Offer and the Merger.” These provisions further discourage bidders from making a competing bid for the Company.

35.                            Thus, even if the IDM Pharma Board receives an intervening bid that appeared to be “superior” to Takeda’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the IDM Pharma Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the IDM Pharma Board first determines that the proposal is superior.

36.                            In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Takeda before recommending to accept that alternative bid, giving Takeda an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that Takeda can simply match.

37.                            Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

VOTING AGREEMENTS

38.                            In connection with the Proposed Transaction, Takeda and certain of IDM Pharma’s stockholders, including certain officers and directors of IDM Pharma, have entered into a Stockholders’ Agreement, dated as of May 18, 2009, whereby each of the signing stockholders have agreed to tender their shares in favor of the Proposed Tranasction. As of May 18, 2009, the outstanding shares subject to the Stockholders’ Agreement represent approximately 55% of the total outstanding Shares and approximately 49% of Shares outstanding on a fully diluted basis.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SELF-DEALING

39.                            By reason of their positions with IDM Pharma, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of IDM Pharma, and especially the true value and expected increased future value of IDM Pharrna and its assets, which they have not disclosed to IDM Pharma’s public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of IDM Pharma’s public shareholders.

40.                            The Proposed Transaction is wrongful, unfair and harmful to IDM Pharma’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants and Takeda on unfair terms.

CLAIM FOR RELIEF

COUNT 1

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

41.                            Plaintiffs repeat all previous allegations as if set forth in full herein.

42.                            As Directors of IDM Pharma, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize IDM Pharma’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

43.                       As discussed herein, the Individual Defendants have breached their fiduciary duties to IDM Pharma shareholders by failing to engage in an honest and fair sale process.

44.                       As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of IDM Pharma’s assets and will be prevented from benefiting from a value-maximizing transaction.

45.                       Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

46.                       Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against IDM Pharma and Takeda)

47.                            Plaintiffs repeat all previous allegations as if set forth in full herein.

48.                            As alleged in more detail above, IDM Pharma and Takeda are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants IDM Pharma and Takeda aided and abetted the Individual Defendants’ breaches of fiduciary duties.

49.                            As a result, Plaintiffs and the Class members are being harmed.

50.                            Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A)                              declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B)                                enjoining, preliminarily and permanently, the Proposed Transaction;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(C)                                     in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D)                                    directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                      awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F)                                      granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

DATED: May 22, 2009	LAW OFFICE OF DAVID E. BOWER

/s/ David E. Bower
DAVID E. BOWER
9854 National Boulevard # 384
Los Angeles, CA 90034
Telephone: 310/839-0442

LEVI & KORSINSKY, LLP
JOSEPH LEVI (to be admitted pro hac vice)
JUAN E. MONTEVERDE (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, New York 10004
Telephone: 212/363-7500
212/363-7171 (fax)

Attorneys for Plaintiffs

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY